Leigh Walton

lwalton@bassberry.com

(615) 742-6201

Jay H. Knight

jknight@bassberry.com

(615) 742-7756

November 20, 2015

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes
Alexandra M. Ledbetter
William H. Dorton
Mary Mast
Lisa Vanjoske

Re:	Quorum Health Corporation
Amendment No. 1 to Exchange Act Registration Statement on Form 10
Filed October 16, 2015
File No. 001-37550

Ladies and Gentlemen:

On behalf of Quorum Health Corporation (the “Company”), we are concurrently filing under the Securities Exchange Act of 1934, as amended, Amendment No. 2 to the Registration Statement on Form 10 (File No. 001-37550) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2015. In this letter, we respond to the comment of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 30, 2015 (the “Letter”). The Staff’s comment is set forth below, followed by the Company’s response. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from Amendment No. 1 to the Registration Statement filed on October 16, 2015.

Management’s Discussion and Analysis

Critical Accounting Policies

Allowance for Doubtful Accounts, page 108

1.	We acknowledge your response to comment 15. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

United States Securities and Exchange Commission

November 20, 2015

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 of the Information Statement as follows (for ease of reference, the revisions are set forth in bold and italicized below for added language and with a strikethrough for deleted language):

Third-party Reimbursement

Net operating revenues include amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems and provisions of cost-reimbursement and other payment methods. In addition, we are reimbursed by non-governmental payors using a variety of payment methodologies. Amounts we receive for treatment of patients covered by these programs are generally less than the standard billing rates.

Contractual allowances are automatically calculated and recorded through our internally developed “automated contractual allowance system.” Within the automated system, actual Medicare DRG data and payors’ historical paid claims data are utilized to calculate the contractual allowances. This data is automatically updated on a monthly basis. All hospital contractual allowance calculations are subjected to monthly review by management to ensure reasonableness and accuracy. We account for the differences between the estimated program reimbursement rates and the standard billing rates as contractual allowance adjustments, which we deduct from gross revenues to arrive at operating revenues (net of contractual allowances and discounts). The process of estimating contractual allowances requires us to estimate the amount expected to be received based on payor contract provisions. The key assumption in this process is the estimated contractual reimbursement percentage, which is based on payor classification and historical paid claims data. The automated contractual allowance system does not maintain the contractual allowance at the patient account level as it estimates an average contractual allowance by payor classification. Due to the complexities involved in these estimates, actual payments we receive could be different from the amounts we estimate and record. If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% from our estimated reimbursement percentage, net income for the nine months ended September 30, 2015 would have changed by $8.9 million and net income for the year ended December 31, 2014 would have changed by $9.2 million. Net accounts receivable would have changed by $16.6 million and $16.1 million as of September 30, 2015 and December 31, 2014, respectively. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. We account for adjustments to previous program reimbursement estimates as contractual allowance adjustments and report them in the periods that such adjustments become known. Contractual allowance adjustments related to final settlements and previous program reimbursement estimates favorably or (unfavorably) impacted net operating revenues by $(13.2) million and $8.9 million for the nine months ended September 30, 2015 and 2014, respectively, and $9.2 million, $3.1 million and $17.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Allowance for Doubtful Accounts

Substantially all of our accounts receivable are related to providing healthcare services to patients at our hospitals and affiliated businesses. Collection of these accounts receivable is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and outstanding patient balances for which the primary insurance payor has paid some but not all of the outstanding balance, with the remaining outstanding balance

United States Securities and Exchange Commission

November 20, 2015

(generally deductibles and co-payments) owed by the patient. At the point of service, for patients required to make a co-payment, we generally collect less than 15% of the related revenue. For all procedures scheduled in advance, our policy is to verify insurance coverage prior to the date of the procedure. Insurance coverage is not verified in advance of procedures for walk-in and emergency room patients.

We estimate the allowance for doubtful accounts by reserving a percentage of all self-pay accounts receivable without regard to aging category, based on collection history, adjusted for expected recoveries and any anticipated changes in trends. Our ability to estimate the allowance for doubtful accounts is not impacted by not having an aging of our net accounts receivable as we believe that substantially all of the risk exists at the point in time such accounts are identified as self-pay. For all other non-self-pay payor categories, we reserve 100% of ~~all~~ an estimated amount of the uncontractualized portion of accounts aging over 365 days from the date of discharge. These amounts represent an immaterial percentage of our outstanding accounts receivable. The percentage used to reserve for all self-pay accounts is based on our collection history. We believe that we collect substantially all of our third-party insured receivables, which include receivables from governmental agencies.

Collections are impacted by the economic ability of patients to pay and the effectiveness of our collection efforts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage could affect our collection of accounts receivable and are considered in our estimates of accounts receivable collectability. If the actual collection percentage differed by 1% from our estimated collection percentage as a result of a change in expected recoveries, net income for the nine months ended September 30, 2015 would have changed by $3.3 million and net income for the year ended December 31, 2014 would have changed by $3.6 million, and net accounts receivable would have changed by $6.2 million for both the nine months ended September 30, 2015 and year ended December 31, 2014. We also continually review our overall reserve adequacy by monitoring historical cash collections as a percentage of trailing net revenue less provision for bad debts, as well as by analyzing current period net revenue and admissions by payor classification, ~~aged accounts receivable by payor,~~ days revenue outstanding, the composition of self-pay receivables between pure self-pay patients and the patient responsibility portion of third-party insured receivables and the impact of recent acquisitions and dispositions.

*    *    *    *    *

United States Securities and Exchange Commission

November 20, 2015

The acknowledgements of the Company requested at the end of your letter are attached hereto as Exhibit A. Please do not hesitate to contact the undersigned at (615) 742-6201 or (615) 742-7756, respectively, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Thomas D. Miller, Quorum Health Corporation
Michael J. Culotta, Quorum Health Corporation
W. Larry Cash, Community Health Systems, Inc.
Rachel A. Seifert, Esq., Community Health Systems, Inc.
Kevin J. Hammons, Community Health Systems, Inc.
R. Harold McCard, Jr., Esq., Quorum Health Corporation

Exhibit A

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes
Alexandra M. Ledbetter
William H. Dorton
Mary Mast
Lisa Vanjoske

Re:	Quorum Health Corporation
Amendment No. 1 to Exchange Act Registration Statement on Form 10
Filed October 16, 2015
File No. 001-37550

Dear Ladies and Gentleman:

As requested in your letter, dated October 30, 2015, to Quorum Health Corporation (the “Company”) relating to the Company’s Amendment No. 1 to Exchange Act Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2015, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

QUORUM HEALTH CORPORATION

By:	/s/ Thomas D. Miller
Name:	Thomas D. Miller
Title:	Chief Executive Officer